AMendment No. 1 to AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (“Amendment”) dated November 1, 2019 is made with reference to that certain aGREEMENT AND PLAN OF MERGER (“merger Agreement”), made and entered into as of August 17, 2019 by and among Mateon Therapeutics Inc., a Delaware corporation having its principal office at 29397 Agoura Rd, Ste 107, Agoura Hills, CA 91301 (“Parent”), Paris Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), PointR Data Inc., a Delaware corporation having its principal office at 960 Saratoga Avenue, San Jose, CA 95129 (the “Company”) and, with respect to Article VII hereof, Saran Saund, having his principal office at 2136 Creeden Way, Mountain View, CA 94040, as securityholder representative (the “Securityholder Representative”). Capitalized terms used, but not defined, herein shall have the meanings ascribed to them in the Merger Agreement.

RECITALS

A. The parties to the Merger Agreement have determined that an amendment is mutually desirable in order to address certain matters, and desire to amend the Merger Agreement as hereinafter provided; and

B. Section 9.5 of the Merger Agreement provides that except as is required by applicable law, the Merger Agreement may be amended by the parties thereto at any time by execution of an instrument in writing signed on behalf of the Parties to the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

1.	Exhibit D of the Merger Agreement is hereby amended and restated in the form of Exhibit D attached to this Amendment.

2.	The parties acknowledge and agree that Parent shall issue, in lieu of shares of Parent Common Stock that are otherwise issuable pursuant to the Merger Agreement, shares (or fractions thereof) of Parent’s Series A Convertible Preferred Stock, par value $0.01 per share (“Parent Preferred Stock”); provided, that the number of shares of Parent Preferred Stock issuable shall be (x) the number of shares of Parent Common Stock that would have otherwise been issued to a Securitholder divided by (y) 1,000. By way of example, a Securityholder who is entitled to receive 10,750 shares of Parent Common Stock in the Merger by application of the provisions Section 1.6 of the Merger Agreement would instead receive 10.750 shares of Parent Preferred Stock.

3.	Parent hereby represents and warrants to the Company that the authorized Parent Preferred Stock consists of 15,000,000 shares, of which 5,000,000 have been designated Series A Convertible Preferred Stock and of which 193,713 shares are issued and outstanding. There are 193,712,955 shares of Parent Common Stock issuable upon conversion of outstanding Parent Preferred Stock. The shares of Parent Preferred Stock to be allotted and issued pursuant to the transactions contemplated hereby and by the Merger Agreement will be duly authorized, and when the shares of Parent Preferred Stock are issued in accordance with the terms hereof and the Merger Agreement, will be validly issued and credited as fully paid up. Each share of Parent Preferred Stock is convertible into 1,000 shares of Parent Common Stock. The rights, preferences and privileges of the Parent Preferred Stock are as set forth in Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock filed with the Delaware Secretary of State on April 22, 2019 and attached hereto as Annex 1.

4.	Each share of Parent Preferred Stock shall be automatically converted into 1,000 shares of Parent Common Stock upon the filing, by Parent, of an amendment to its certificate of incorporation increasing the authorized number of shares of Parent Common Stock to an amount that is sufficient to convert all outstanding shares of Parent Preferred Stock into Parent Common Stock pursuant to the terms of the Certificate of Designation.

5.	Except for the provisions expressly and specifically amended or added hereby, the terms of the Merger Agreement as heretofore executed and delivered shall remain in full force and effect without modification or amendment.

(signature page follows)

Amendment No. 1 to Agreement and Plan of Merger

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment No. 1 to Agreement and Plan of Merger to be duly executed and delivered in its name and on its behalf, all as of the date first set forth above.

MATEON THERAPEUTICS INC.	POINTR DATA INC.

By	By
Name:	Name:
Title:	Title:

PARIS ACQUISITION CORP.

By
Name:
Title:

Securityholder Representative

Saran Saund

Signature Page

Amendment No. 1 to Agreement and Plan of Merger

Exhibit D

Milestones

First Tranche Milestone

The achievement of the First Tranche Milestone will occur upon either:

Option 1:

Malignant gliomas (glioblastoma multiforme and anaplastic astrocytoma) occur more frequently than other types of primary central nervous system tumors, having a combined incidence of 5-8/100,000 population. Even with aggressive treatment using surgery, radiation, and chemotherapy, median reported survival is less than 1 year. Temozolomide (TMZ), is approved for treatment of newly diagnosed GBM and recurrent AA. However, it is not approved for recurrent GBM. Presumably because the recurrent GBM patients would already receive and became resistant to TMZ. However literature data would suggest that TMZ is effective in recurrent GBM through Xenogenization and process that is more active in recurrent GBM.

The First Tranche Milestone consists of developing a tool- Patient Finder (using artificial intelligence / machine learning / big data analyses (the “AI Platform”) to gather compelling data that TMZ is effective in recurrent GBM. This would include NLP to extract literature data support and necessary meta analysis. The Patient Finder is meant to identify pts that would benefit from a particular drug – in this case TMZ. Acceptable outcome for this Proof Of Concept (POC) would be : 1) TMZ is suitable for recurrent GBM, or 2) TMZ is suitable for a disease – not necessarily GBM, or 3) a drug- not necessarily TMZ- is suitable for recurrent GBM. POC meant to have fully functional Patient Finder platform.

Or

Option 2:

(i) The execution of a Statement of Work with a customer whereby the Company/Parent provides services using the AI Platform and blockchain technology which is designed to create efficiencies useful in the pharmaceutical manufacturing process and (ii) the Company continues to provide follow-on expansion work in connection therewith for a period of 30 to 60 additional days following the execution of such Statement of Work (as determined mutually by Parent and the Securityholder Representative).

Second Tranche Milestone

Option 1:

The completion of license(s) of the AI Platform in the pharmaceutical/drug discovery industry for an aggregate of $100 million in life-time license fees of which at least $10 million has been received by Parent. Parent shall support the efforts of the AI team (the former Company team) to license either the AI Platform or its application (drug discovery resulting from the First Tranche Milestone) to pharmaceutical and healthcare companies world wide.

Or

Option 2:

The milestone will be deemed to be met if (i) any joint venture (which is partially owned by Parent or Company) and which uses the AI Platform to create substantial strategic value, closes a liquidity event (including any initial public offering, reverse merger with a publicly traded company or acquisition).

Or

Option 3:

The milestone will be deemed to be met if use of the AI Platform materially facilitates the discovery of a drug that receives FDA approval.

Annex 1

Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock